Exhibit 14

                             MEIGUO VENTURES I, INC.

                       CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION...............................................................  1

1.  Compliance with Code...................................................  1

2.  Reporting Violations of the Code.......................................  1

3.  Compliance with Laws, Rules and Regulations............................  2

4.  Conflicts of Interest..................................................  2

5.  Inside Information and Securities Trading..............................  2

6.  Corporate Opportunity..................................................  3

7.  Confidentiality........................................................  3

8.  Fair Dealing...........................................................  4

9.  Protection And Proper Use Of Company Assets............................  4

10. Accuracy of Business Records...........................................  5

11. Accounting.............................................................  5

12. Competitive Information................................................  6

13. Amendment..............................................................  6
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                       CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

     Meiguo Ventures I, Inc. ("Company") is committed to maintaining the highest standards of ethical conduct, promoting integrity, deterring wrongdoing and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors ("Board") has adopted this Code of Business Conduct and Ethics ("Code") for all directors, officers and employees of the Company ("Company Individuals"). The principles set forth in this document describe how Company Individuals should conduct themselves. All Company Individuals are expected to comply with the letter and spirit of this Code.

     This Code does not address every expectation or condition regarding proper and ethical business conduct. Accordingly, this Code is intended to serve as a source of guiding principles for Company Individuals. Company Individuals are encouraged to discuss issues about particular circumstances that may be relevant to one or more of the provisions of this Code with the Chairman of the Board ("Chairman"), who may consult with inside or outside legal counsel as appropriate.

     The Board encourages the reporting of any behaviour by Company Individuals which violates the Code and the Board will not tolerate retaliation against any person who in good faith reports such violations to the Board or the Chairman.

1. Compliance with Code

     The Code applies to all Company Individuals and all Company Individuals are accountable for compliance with the Code. The Board is responsible for updating the Code and monitoring compliance with the Code. Waivers from the Code may only be granted by the Board, with any director involved in the transgression abstaining from voting on any decision made in respect of such waiver.

2. Reporting Violations of the Code

     Company Individuals must promptly advise either a supervisor or the Chairman if a Company Individual believes that he or she has observed a violation of the Code by any Company Individual or by anyone purporting to be acting on the Company's behalf. Any such reports may be made anonymously. Confidentiality shall be maintained to the extent permitted by law. If a Company Individual is not comfortable reporting such behaviour to a supervisor or the Chairman of the Board, the individual may report to the Company's external legal counsel.

     THE COMPANY SHALL NOT TAKE OR ALLOW ANY REPRISAL AGAINST ANY COMPANY INDIVIDUAL WHO, IN GOOD FAITH, REPORTS A SUSPECTED VIOLATION OF THIS CODE. ANY REPRISAL WILL IN ITSELF BE A VERY SERIOUS BREACH OF THE CODE AND SUBJECT TO DISCIPLINARY ACTION.

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3. Compliance with Laws, Rules and Regulations

     The Company requires strict compliance from all its Company Individuals with applicable laws, rules and regulations. These include all provincial, federal and other laws, including securities and insider trading laws, and the Company's insider trading compliance policies. Company Individuals must comply with and ensure compliance with all of the laws, rules and regulations of countries wherever the Company conducts business. This Code is not a summary of law and the obligation is on each Company Individual to ensure that the applicable laws are known to him/her. The Company will provide Company Individuals with guidelines and materials that the Company or its lawyers have prepared on specific laws, rules and regulations as are necessary to maintain compliance. Any case of non-compliance with an applicable law may subject a Company Individual to disciplinary action. The fact that in some countries certain standards of conduct are legally prohibited but are not enforced in practice, or their violation is not subject to public criticism or censure, will not excuse an illegal action by a Company Individual.

4. Conflicts of Interest

     Shareholders of the Company expect business decisions to made in the best interest of the Company. Any situation that creates or appears to create a material conflict of interest must be avoided by a Company Individual. A conflict of interest occurs when a Company Individual's private interest interferes in any way with the interests of the Company or any of its subsidiaries and affiliated Companies. If a material conflict of interest arises, the Company Individual involved must disclose the conflict to the Board and outside legal counsel and take prompt action to remedy it. The following are examples of conflicts of interest:

     (a) receiving personal loans or guarantees of obligations as a result of one's position as a Company Individual;

     (b) engaging in conduct or activity or entering into any transaction or agreement that competes with the Company's existing or prospective business or takes advantage of an opportunity which should be offered to the Company first;

     (c) accepting bribes, kickbacks or any other improper payments for services relating to the conduct of the business of the Company; and

     (d) accepting gifts, favours, entertainment, or services, other than such minor gifts, etc.(under U.S. $100.00) as are the practice in the industry.

5. Inside Information and Securities Trading

     Confidential Company information may not be used for personal benefit. It is prohibited to trade securities or to inform or tip others to trade securities of the Company or affiliated companies on the basis of material information obtained as a Company Individual before it is made publicly available to the public through appropriate media. Such information includes news about acquisitions, investments, new business relationships, financial results,

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important  management  changes and other  information  that has the potential to affect the stock price of the Company or another company.

     If doubt exists about whether the information is material or has been released to the public, a Company Individual shall not trade before consulting with the Chairman or the Company's legal counsel. No Company Individual may engage in "short sales" or trade in puts, calls or other options on Company stock.

     Company Individuals may, at any time, purchase Company securities and exercise options granted to them in accordance with the applicable arrangements, as long as those purchases are not decisions based on inside information.

     Company Individuals shall be required to read, sign and date a copy of the Company's Insider's Trading Compliance Policy (a separate and distinct document from this Code) as a condition to such Company Individual's initial and continued employment by the Company

6. Corporate Opportunity

     Except as may be approved by the Board or the Chairman, Company Individuals are prohibited from:

     (a)  taking any opportunity that belongs to the Company;

     (b) taking any opportunity that are discovered through the use of Company corporate property, information or from the position as Director;

     (c)  using corporate property, information or position; or

     (d)  competing with the Company,

that will benefit themselves personally, or benefit their family, or be to the benefit of persons or entities outside the Company, whether or not it has a material impact on the Company's financial performance.

7. Confidentiality

     All Company Individuals must maintain the confidentiality of confidential non-public information entrusted to them by the Company in their capacity as a Company Individual, except when the Company authorizes disclosure or when required by laws, regulations or legal proceedings. "Confidential Information" is all non-public information entrusted to or obtained by a Company Individual by reason of his or her position as a Company Individual. It includes, but is not limited to, non-public information that might be of use to competitors or stock traders or harmful to the Company, its shareholders or its customers if disclosed, such as:

     (a) Non-public information about the Company's financial condition, detailed sales and profit figures, new product or marketing prospects or plans, its marketing and sales programs and research and
          development  information,   manufacturing   processes,   salary  data,

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          employee  lists  as  well  as  information  relating  to  mergers  and acquisitions, stock splits and divestitures or material contracts being negotiated or entered into by the Company or material contracts being terminated by the Company or a party to any such contract;

     (b) non-public information concerning possible transactions with other companies or information about the Company's customers, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential; and

     (c) non-public information about discussions and deliberations relating to business issues and decisions between and among Company Individuals.

     Company   Individuals   must   keep   Confidential   Information   strictly
confidential, limiting access to those who have a need to know, avoiding discussion of confidential information in public areas such as aeroplanes, elevators, restaurants and rest rooms and on cellular phones and avoiding inadvertent disclosure of Confidential Information through the use of laptop computers or other similar electronic devices in public places.

     Whenever feasible, Company Individuals should consult an appropriate supervisor if they believe they have a legal obligation to disclose confidential information.

     Generally, no Company Individual shall:

     (a) Use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company; or

     (b) disclose Confidential Information outside the Company, either during or after his or her service as a Company Individual of the Company, except as required to conduct the Company's business or as may be otherwise required by law.

8. Fair Dealing

     All Company Individuals must treat the Company's customers, suppliers, competitors, creditors, directors, officers and employees fairly and with respect. No Company Individual may take unfair advantage of anyone dealing or involved with the Company through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. All Company Individuals have the right to pursue their careers at the Company free from harassment and free from discrimination based on any ground prohibited by law, including race, color, ancestry, place of origin, political belief, religion, marital status, family status, physical or mental disability, sex, sexual orientation or age.

9. Protection And Proper Use Of Company Assets

     All Company Individuals must perform their duties in a manner that protects the Company's assets and resources and ensures their efficient use. Company assets may only be used for legitimate Company business purposes and not for personal benefit or gain. "Assets" include cash, bank accounts, equipment, inventory, supplies and intellectual property, and any other personal property

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that  may  be  considered  to be  an  "asset"  by  accountants,  attorneys,  law enforcement officials and other government personnel.

     Examples of prohibited personal use of company assets are: (a) removal of Company property for personal use; (b) unauthorized use of Company vehicles or residences; (c) use of company-paid contractors to perform work at a Company Individual's home; and (d) unauthorized copying of software, tapes, books and other legally protected work..

     All Company Individuals must comply with security procedures in place to protect Company assets.

10. Accuracy of Business Records

     Honest and accurate recording and reporting of information is extremely important. Investors rely on the Company to provide accurate information about it and its affiliates and to make responsible business decisions based on reliable records. All books, records and accounts must accurately reflect transactions and events and all financial records must conform both to generally accepted accounting principles, Section 404 of the Sarbanes-Oxley Act of 2002, as amended, all other Securities and Exchange Commission rules and regulations, and to the Company's internal control systems. Undisclosed or unrecorded funds or assets are not allowed. All off balance sheet transactions and accounts shall be reported to the Board, outside legal counsel and the Company's independent accounting firms. No entry may be made that intentionally hides or disguises the true nature of any transaction.

11. Accounting

     The Audit Committee of the Board is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. Company Individuals who have concerns or complaints regarding such matters must promptly submit those concerns or complaints to the Chairman of the Audit Committee or the Company's outside legal counsel. In the event that the Company has not constituted an Audit Committee, then the Board is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. Company Individuals who have concerns or complaints regarding such matters must promptly submit those concerns or complaints to the Board and outside legal counsel.

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12. Competitive Information

     Information about competitors, customers and suppliers is a valuable asset in the competitive markets in which the Company operates or will operate. The Company will obtain this information legally. Theft of proprietary information, inducing disclosures by a competitor's past or present employees and any actions that could create an appearance of an improper agreement in respect of competitors is prohibited. Any Company Individual who is authorized to retain a consultant to gather competitive information must take steps to ensure that the consultant adheres to these policies. When in doubt about the propriety of any information-gathering technique or about whether a competitor, supplier, or other external contact has provided confidential information, a Company Individual should contact an appropriate supervisor or the Chairman of the Board. All persons dealing with the Company in any material capacity must sign the Company's then current confidentiality and non-disclosure agreement. 13. Amendment

     This Code may be amended by the Company's Board, subject to the disclosure and other provisions of applicable corporate securities law and policy.

14. Adoption

     This Code has been approved and adopted by the Company's Board on this the 24th day of March, 2010, and shall be included in the minutes or written consent of the Board.

Attested by:


/s/ David W. Keaveney
------------------------------------------
David W. Keaveney, President and Secretary


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